Exhibit 99.1

FOR RELEASE September 18, 2019

China Biologic Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, China – September 18, 2019 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated September 18, 2019, from Beachhead Holdings Limited, CITIC Capital China Partners IV, L.P., PW Medtech Group Limited, Parfield International Ltd., HH Sum-XXII Holdings Limited and V-Sciences Investments Pte. Ltd (collectively, the “Buyer Group”), proposing to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group for US$120 per share in cash in a “going private” transaction (the “Transaction”).

A copy of the proposal letter is attached as Annex A to this press release.

In connection with the submission of the proposal letter by the Buyer Group and the Transaction, the Board has determined that each member of the Buyer Group shall be an “exempt person” under the Company’s currently effective preferred shares rights agreement.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

2

Annex A

Preliminary Non-binding Proposal to Acquire China Biologic Products Holdings, Inc.

September 18, 2019

The Board of Directors

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

Dear Sirs:

Beachhead Holdings Limited, CITIC Capital China Partners IV, L.P., PW Medtech Group Limited, Parfield International Ltd., HH Sum-XXII Holdings Limited and V-Sciences Investments Pte. Ltd (collectively, the “Consortium Members” and the consortium so formed, the “Consortium”), are pleased to submit this preliminary non-binding proposal to acquire China Biologic Products Holdings, Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a 16.8% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 21.1% and 23.9% to the volume-weighted average price during the last 30 and 60 trading days, respectively.

1.                   Consortium. The Consortium Members have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately 58.0% of the total issued and outstanding share capital of the Company.

2.                   Purchase Price. The consideration payable for each ordinary share of the Company, par value $0.0001 per share, will be US$120 in cash (other than those ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.                   Closing Certainty; Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the Acquisition with a combination of equity and debt capital and we expect the commitments for the required equity and debt funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. Equity financing will be provided by the Consortium Members and any additional members we may accept into the Consortium and we are highly confident that the debt financing will be secured.

4.                   Due Diligence. We have engaged Kirkland & Ellis and Wilson Sonsini Goodrich & Rosati as our international legal counsels. We have significant experience in structuring and consummating transactions of this nature and would expect to complete due diligence on an expedited basis. We and our advisors are prepared and ready to engage in the next stage of discussions.

5.                   Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We anticipate that the Definitive Agreements will be completed in parallel with due diligence.

6.                   Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We expect that the Company’s Board of Directors will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”). Given certain Consortium Members have representatives on the Company’s Board of Directors, we expect that the Special Committee and its advisors will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements, and that no other members of management or any other directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Acquisition unless their involvement is approved by the Special Committee.

In considering our offer, you should be aware that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.                   No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to work together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

Beachhead Holdings Limited

By:	/s/ Hui Li
Name:	HUI LI
Title:	Director

Sincerely,

CITIC Capital China Partners IV, L.P. By: CCP IV GP LTD, its general partner

By:	/s/ Rikizo Matsukawa
Name:	Rikizo Matsukawa
Title:	Director

Sincerely,

PW Medtech Group Limited

By:	/s/ Yue’e Zhang
Name:	Yue’e Zhang
Title:	Director

Sincerely,

Parfield International Ltd.

By:	/s/ Marc Chan
Name:	Marc Chan
Title:	Director

Sincerely,

HH Sum-XXII Holdings Limited

By:	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Authorized Signatory

Sincerely,

V-Sciences Investments Pte. Ltd

By:	/s/ Khoo Shih
Name:	Khoo Shih
Title:	Authorised Signatory